UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: July 20, 2012

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File No. 333-165754 and the Registration Statement on Form S-8, File No. 333-147186 and in future registration statements of Navios Maritime Holdings Inc. (the “Company”) if such registration statement so provides, including the Company’s Form F-4 filed on the date hereof, as described below.

On July 10, 2012, the Company and Navios Maritime Finance (US) Inc., a wholly owned finance subsidiary of the Company, issued $88.0 million aggregate principal amount of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”). The terms of the Notes are identical to the $400 million of 8 7/8% First Priority Ship Mortgage Notes due 2017 that were issued on November 2, 2009 (the “Existing Notes”). This Form 6-K is being filed to update certain financial information for purposes of the Form F-4 registering the Notes as required by the Company’s registration rights agreement entered into on July 10, 2012 with respect to the Notes.

The Form 6-K filed for the three month period ended March 31, 2012 (the “First Quarter 6-K”) was originally filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2012. This Form 6-K includes as Exhibit 99.1, the unaudited financial statements from the First Quarter 6-K with supplemental information provided in the footnote relating to the guarantor and non-guarantor subsidiaries of the Company’s 8 7/8% First Priority Ship Mortgage Notes due 2017. Note 15- Other Financial Information of the First Quarter 6-K has been modified to provide supplemental information as of March 31, 2012 that reflects the current guarantors of the Company’s 8 7/8% First Priority Ship Mortgage Notes due 2017 as of July 10, 2012. Other than providing the supplemental information relating to Note 15 and subsequent events occurring after March 31, 2012 to Note 16, this Form 6-K does not amend or update the Company’s financial statements and disclosure included in the First Quarter 6-K.

Exhibits

Exhibit No.	Exhibit

99.1	Navios Maritime Holdings Inc. Consolidated Financial Statements for the three month period ended March 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 20, 2012